EXHIBIT (A) (1)

                                  PRESS RELEASE



FOR IMMEDIATE RELEASE               Contact:

October 16, 2001                             Steve Marcus
                                             212-395-2363
                                             steven.b.marcus@verizon.com

                                             Peter Thonis
                                             ------------
                                             212-395-2355
                                             peter.thonis@verizon.com
                                                          -----------


        Verizon Endorses CANTV Board's Recommendation of Share Repurchase
                    Program and Special Shareholder Dividend


Proposals Superior to AES Tender Offer and Provide Immediate and Long-term Value for Shareholders; Shareholders To Vote Oct. 24th



         NEW YORK - Verizon Communications today endorsed the recommendation of the Board of Directors of Compania Anonima Nacional Telefonos de Venezuela (CANTV) of a share repurchase program for up to 15 percent of CANTV's shares, and a special shareholder dividend in bolivars equal to $550 million at today's exchange rate, payable in two installments.
         The price for the repurchased shares would be $30 per American depositary share (ADS).
         Yesterday, all CANTV directors voted in favor of the board's recommendation except for the director representing AES Corp. The board's recommendation will be submitted to shareholders for approval on Oct. 24, 2001.
         Verizon also endorsed the board's directive that CANTV management evaluate the company's dividend policy and recommend changes that would result in an increase in annual dividend payments. Verizon would support a new dividend


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policy that would pay out annual dividends of at least 50 percent of CANTV's free cash flow for the prior year, subject to the company's operational and financial needs.
         Also yesterday, Verizon filed a proposal with Venezuela's Comision Nacional de Valores (CNV) to ensure that VenWorld's voting interest in CANTV would not increase as a result of the proposed repurchase program. Under the proposal, shares equal to any increase in VenWorld's interest would be placed in trust and would not be voted with the rest of VenWorld's CANTV shares.
         Verizon's investment in CANTV, Venezuela's largest telephone company, is held principally through VenWorld. Verizon currently owns 28.5 percent of CANTV.
         "We fully support the actions of the CANTV board," said Michael T. Masin, vice chairman and president of Verizon. "The board's proposals are superior to the AES tender offer. We believe they constitute a balanced approach that provides both immediate and long-term value for shareholders. The proposals also protect the continued financial soundness of CANTV, thus enabling the company to realize its significant potential for continued growth and development."


         In addition, the board approved for submission to shareholders a plan that will permit two employee trust funds to purchase Class C shares, which are held by CANTV employees and retirees. The funds would use shares for various purposes, including ensuring that CANTV is able to retain and attract a talented and highly motivated workforce. Holders of Class C shares would be permitted to sell a portion of their holdings to the trusts at the maximum price offered in the proposed stock repurchase program.

          "The board's proposals provide CANTV's shareholders with better value than the AES offer and also fully protect the interests of all shareholders," Masin said. "We urge all shareholders to join us in approving the proposals and in rejecting the AES tender offer."




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         Verizon Communications (NYSE:VZ) is one of the world's leading providers of communications services. Verizon companies are the largest providers of wireline and wireless communications in the United States, with 125 million access line equivalents and more than 28 million wireless customers. Verizon is also the largest directory publisher in the world. A Fortune 10 company with about 260,000 employees and approximately $65 billion in annual revenues, Verizon's global presence extends to more than 40 countries in the Americas, Europe, Asia and the Pacific. For more information on Verizon, visit www.verizon.com.


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